TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

TRILOGY CAPITAL

January 18, 2007

11:00 a.m. CST

Moderator

Ladies and gentlemen, thank you for standing by and welcome to the Peace Arch Conference Call.  At this time all participants are in a listen-only mode.  Later we will conduct a question and answer session.  Instructions will be given at that time.  As a reminder, this conference is being recorded.  I would now like to turn the conference over to our host, Executive Vice President, Michael Briola.  Please go ahead.

M. Briola

Good morning, ladies and gentlemen.  I’m Michael Briola, Executive Vice President of Trilogy Capital Partners and I’m pleased to welcome you to today’s Peace Arch Conference Call.  Before we get started, I’d like to read a cautionary statement.

This conference may contain forward-looking statements made by the senior management of Peace Arch Entertainment that involve risks and uncertainties that could affect Peace Arch Entertainment’s ability to achieve the anticipated financial results.  Additionally certain statements contained in the call that are not based on historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Peace Arch Entertainment intends that forward-looking statements in the call be subject to the safe harbor created thereby.

Peace Arch Entertainment’s actual results could differ materially from the results projected in or implied by such forward-looking statements as a result of risk factors, including the risk factors set forth in Peace Arch’s filings with the SEC.

With that, I would like to introduce Mr. John Flock, President of Peace Arch Entertainment.

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

J. Flock

Thanks, Michael.  Good morning everyone.  I’m very pleased to welcome you into this conference call, and I appreciate the opportunity to discuss our most recent quarterly financial results with you.

Our financials showed some very encouraging results this quarter that really demonstrate the progress we’ve made over the past year and validate our strategy for growth and increasing value for our shareholders.  I’d like to walk you through some of the key events that have taken place since the beginning of last quarter and I’ll be taking specific questions a little later in the call.  But first, for those of you who are new to Peace Arch, let me give you some quick background.

Peace Arch Entertainment produces and acquires feature films and television programs for worldwide distribution.  We have approximately 60 employees with offices in Toronto, Los Angeles, New York, Vancouver and London.  We operate through three divisions: film, television and home entertainment.

Our film division develops, packages, finances and produces new movies.  We do this primarily in Canada in order to take advantage of Canadian tax credits and international film subsidies, but we’ve produced movies all over the world.  We license those films to international distributors, along with other movies that we acquire from third party producers.

Our film division basically makes, acquires and sells two kinds of films, theatrical titles and direct to video titles.  We try to produce or acquire four to six theatrical titles per year, which are oriented towards the major international film festivals, like Sundance, Cannes and Toronto.

Our first crop of these films are just now coming to the market, and includes such titles as Delirious, Chapter 27, Watching the Detectives and In Transit.  Each of these films features major stars and has generated a lot of interest among the international distribution community.

Delirious premiered at the San Sebastian Film Festival in September; it features Steve Buscemi, Michael Pitt and Alison Lohman.  Chapter 27 will make its world premiere in Sundance in the upcoming week; it’s a film featuring Jared Leto and Lindsay Lohan.  Another film that we’re just in the process of finishing right now called Watching the Detectives, stars Lucy Liu and Cillian Murphy.  And our film In Tranzit stars John Malkovich and Vera Farmiga.

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

These titles have created a significant amount of credibility for Peace Arch over the last year as a producer, a financier and a distributor, which has resulted in a slew of potential new projects for the upcoming year, featuring similarly recognizable talent.  We’re very excited by the new theatrical titles we have in the works and we’ll be announcing some of them quite soon.

In addition to our theatrical titles, our film division makes or acquires 15 to 20 lower budget genre films every year that are intended for DVD and pay television audiences around the world.  Last year we focused quite heavily on horror and thriller titles, most of which are just now coming to the market.

This year we’re diversifying a bit into action/adventure films, family films and the occasional comedy and we expect to find an even broader audience for these than for our previous titles.  We’ve been fortunate enough to have arranged some strong, ongoing distribution agreements with a number of outside distribution companies for these direct to video titles, which makes their risks quite small and their financial performance pretty predictable.

Our second operating division is television, which finances, produces and licenses mini-series, made for television movies, lifestyle series and the occasional documentary.  Last year we produced or co-produced a couple of TV movies for the Lifetime Network here in the U.S.  We began a series of six films for the Sci-Fi Network through a new relationship we have with Robert Halmi Entertainment.  We continue to produce half-hour lifestyle series through our subsidiary, The Eyes, based in Vancouver.

We produced a very large event television mini-series called The Tudors that will air on Showtime here in the States.  We see television as a big potential growth area for us and we’re looking at more mini-series, higher profile TV movies and are even developing a few dramatic series that we think have potential in the future.

As on our feature films, we will continue to take a risk adverse approach to the financing of these projects.  We rely primarily on tax credits, presales of distribution rights and non-recourse bank loans to fund all of their production costs.

Our third operating division is Home Entertainment.  A year ago we acquired kaBOOM! Entertainment, one of the top independent DVD distributors in Canada.  The results have been terrific, as our CFO Mara Di

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

Pasquale will discuss in a minute.  We’ve extended our brand relationships with kaBOOM!, expanded our distribution operation beyond its core strength of family and children’s entertainment and have acquired a number of titles that have outperformed well-known studio product. We are now established in Canada as Peace Arch Home Entertainment and we plan to use that platform to acquire additional distribution operations in Canada and possibly in the United States.

As I’ve talked about on these calls before, in addition to organic growth, an essential part of our strategy is to acquire undervalued content and distribution assets.  Towards that end, we recently completed the purchase of Castle Hill Production and its partner, Dream LLC, and took control of their 500+ title film library.  This is an eclectic collection of films that represents one of the largest independent film libraries in the world.

There are other important benefits to the acquisition, too, beyond the huge factor of bringing in all this new content for our sales operations.  Our ability to exploit these libraries titles makes us less dependent on new production for revenues and earnings.  And the acquisition brings to Peace Arch a proven U.S. distribution and licensing operation with an experienced executive team.  On a net basis, it’s quite accretive for us and has lots of rights immediately available that we can feed into our existing sales operations in Canada, the U.S. and abroad.

These two new business lines for us, DVD distribution in Canada and  library sales, now stand alongside our extremely robust new production and acquisitions sales operations as revenue generators for the company.  During fiscal 2006 our motion picture and television operations together reached a milestone 20 new feature length productions in addition to our mini-series and lifestyle programming.  With a strong first quarter, most of these new titles are now being brought to market in fiscal 2007 and we have plans to produce or acquire a similar number of new titles over the coming 12 months.  With all of this going on for us, we expect fiscal 2007 to be a banner year for Peace Arch.  That’s the basic overview.

In a moment, I’ll recap some of the really transformative events that took place during our first quarter, our most profitable period in recent memory.  As you’ll see, we’ve been working diligently to increase shareholder value through a number of strategy initiatives.  But right now, I’d like to introduce our CFO Mara Di Pasquale, who will present our first quarter results.

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

M. Di Pasquale

Thank you, John.  We are pleased to announce that Peace Arch’s revenues grew significantly for the three months ended November 30, 2006.  They totaled, Canadian $11.3 million for the quarter compared to $909,000 Canadian for the same period last year, which is a substantial increase of 1,146%.  Peace Arch revenue streams for the quarter were derived primarily from its three business segments: motion pictures, 40%; television, 10%; and home entertainment, 50%.

The most significant reason for the increased revenue came from the acquisition of kaBOOM! Entertainment, which totaled $5.7 million Canadian for the quarter.  In addition we saw positive gains from our television businesses compared to the same period last year.  Peace Arch reported net earnings of $86,000 Canadian or zero per diluted share compared to a net loss of $699,000 for a comparable fiscal 2006 period or a loss of $0.04 per dilute share.

The profitability in the first quarter is driven by higher revenue volumes and the company’s strategy of growth with a focus on the distribution side of the business.  Included in that earnings for the three months ended November 30, 2006 was $577,000 Canadian of interest expense, primarily due to the increase in production loans and the foreign exchange loss of $317,000.

That covers the highlights of the financials, John.

J. Flock

Thanks, Mara.  Some of the other achievements that I’d like to bring up include the premiere at the Sundance Film Festival of two of the films I mentioned earlier. Both Chapter 27 and Delirious will premiere this weekend at the event in Park City, Utah.  Delirious screens tomorrow night, which will be its North American premiere.  It’s a highly anticipated event.  Chapter 27 will have its world premiere next Thursday night at Sundance.  The picture has never been screened anywhere else in the world, and it’s considered one of the three top films to watch up at Sundance.  Both films have a really strong buzz and we expect to firm up our U.S. distribution plans for those titles either during the festival or shortly thereafter.

On the TV side, I’m also excited to report that we recently sold certain distribution rights outside North America to Sony Pictures for our television series, The Tudors, which focuses on the early years of King Henry the VIII reign in England.  The series is currently in post-

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

production and will air on Showtime in the spring.  Showtime is heavily promoting it and it looks like it’s going to be a terrific product for us.

One of the other things we announced during the quarter was a new business venture agreement with CSC Global Technologies that will serve to introduce Peace Arch to the delivery of film and television programming via the Internet.  They have a cutting edge, highly regarded technology for delivering high definition video either for download or streaming over the Internet.  We think our partnership with CSC gives us a substantial foothold in this aspect of our industry and will allow us to securely deliver our film and television content worldwide and enable us to offer similar technology support to other digital program providers.

Those are some of the highlights of the past quarter and subsequent events.  I invite you to look through our press releases for the past few months and see how committed our team at Peace Arch is to continue building shareholder value.  Perhaps now we can take some questions from investors.  Michael.

Moderator

Our first question comes from the line of Tom Isenberg.  Please go ahead.

T. Isenberg

Yes, hello, John.  Thanks for taking my call.  I have so many questions that at some point, you’re going to cut me off.  But it’s just fascinating watching you build a film company from almost scratch, an entertainment company.  You’re doing a phenomenal job and we as shareholders thank you.

Where is the money going to come from for all of these different projects?  And that’s also tied into a question; the new balance sheet has around $35 million in production debt, leaving aside the non-recourse $22 million.  So you already have some debt that you need to pay off, and I’m wondering a) will the cash flows be there to service that debt and then b) how are you going to pay for all the new projects?

J. Flock

I think we talked about this and, hello Tom, nice to talk to you again.  We finance virtually all of our projects through single-project production loans.  Peace Arch puts little, zero, essentially, into these productions of our own working capital.

What happens is, we’ll setup a project.  It will have a budget and we’ll go out and arrange collateral for each project on a picture-by-picture basis.  So there will be some tax credits, some presales of distribution rights,

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

some what we call GAP financing, which is commercial bank lending against the unsold rights value of these pictures, and on occasion, we’ll bring in third-party equity to close out the production financing.

We setup a subsidiary company, either a wholly owned subsidiary or a subsidiary that we may own in partnership with other production partners, that then enters into the bank loan agreement.  Because we’re consolidating these subsidiaries, it shows up on our balance sheet as production loans, but these are all non-recourse loans to Peace Arch Entertainment.

The intention, and what happens in virtually every case, is the revenues from the film itself, the money we get from selling these films to other distributors or the money we collect from exploiting the films ourselves as distributor, pays down the bank loan and what’s left over sticks to us as profits.  That is historically how we’ve financed our projects.

On an ongoing basis, it’s the same strategy.  We expect to continue funding a similar number of production as we did last year through single-picture production loans.  So it doesn’t really create a cash flow issue for the company, because we finance them almost entirely with third-party financing.

Moderator

Our next question comes from the line of John Silver.  Please go ahead.

J. Silver

Hello, thanks a lot.  I wanted to understand a little bit better about how the particular accounting practices of the entertainment business, vis-à-vis how you can register revenues from quarter-to-quarter, given when a picture is completed.  That was something I read about awhile back or a few quarters back, and don’t quite understand.  In other words, I know that revenues don’t come in, in an even neat stream for a company like yours.  Can you talk about that a little?

J. Flock

Sure, Mara, would you like to take a crack at that one?

M. Di Pasquale

No problem.  Actually, if you look at the SOPO2 … on how companies in the entertainment industry record their revenue, if it’s a project that we’ve produced, technically the film has to be completed.  And then at that time, the film has to meet certain criteria.  It has to be deliverable to the customer; the revenue from the customer has to be collectible.  In other words, it can’t be to a customer that won’t be able to pay.  So, therefore, those are your key criteria.  And at that point, you’re able to recognize

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

your revenue and amortize your cost against it, tut the amortization of that cost is based on what the company expects as a future revenue stream.

So, therefore, the company on a project will say, “Okay, I expect my future revenue streams, based on historical performance, to be x, y and z from these territories and x amount from domestic.”  And, therefore, as the revenues are being earned, you’re able to amortize your bottom line and have a gross margin.  So I think if you look at the SOPO2 I think it will also clarify more of what is practice in the industry.

J. Flock

So one of the exciting things for us in that regard is we put more than 20 films into production last year, a number of which we’ve started delivering during fiscal 2007, but the vast bulk of which is going to be delivered over the next two to three quarters.  So we’ll be recognizing an awful lot of revenues on the productions that we initiated last year.  It looks like it’s going to be an interesting year for us.

Moderator

Our next question comes from the line of Josh Nelson.  Please go ahead.

J. Nelson

Hello, John.  My question is regarding the Tudor series.  Does that series have a potential to be picked up for a second season by Showtime or turned into some sort of franchise?

J. Flock

Yes, it does.  The nature of the arrangement with Showtime, we anticipate although it’s not committed, is that we’ll do four seasons of it.  At this point, Showtime seems quite happy with the first season.  We’ve been delivering episodes to them, they like it quite a bit.  They’re marketing it very heavily.  I think they’ll be making a decision soon about whether or not they’re going to pick it up for a second season.  It really depends on how well it does, but the anticipation was always that we would go as long as four ten hour seasons with Showtime.

Moderator

We have a follow-up question from the line of Tom Isenberg.  Please go ahead.

T. Isenberg

Yes, thank you.  The price for Castle Hill seemed somewhat low, $10 million.  Is that because a lot of the interests in those films have been already farmed out, or is it because they’re just sort of a very sort of low-key independent movies that have had their runs?

J. Flock

It’s a couple of things.  When we started looking at the company, we saw it as a strategic acquisition, but we didn’t want to get dazzled by it.  So we

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

brought in two outside firms that valued the library for us.  We think we paid a low to fair price for it.

I think one of the things that depresses the price of these kinds of assets is that there aren’t a lot bidders for them.  There aren’t a lot of companies like Peace Arch in this space who are public and have the ability to pull together the financing to do these kinds of $8 million, $9 million or $10 million acquisitions.

We’re really the only public company below Lions Gate in the entertainment space.  So there aren’t a lot of bidders, because these size  transactions for bigger companies seem to be more trouble than they’re worth and for smaller private companies, there’s really no reason to do them. We see a lot of opportunity for Peace Arch over the coming year to pick up other similarly priced content and distribution assets.

Moderator

The next question comes from the line of David Markel.  Please go ahead.

D. Markel

Yes, I would like to hear you elaborate a little on the potential income from The Tudors.  What is your current arrangement and what kind of profitability can we expect from this?

J. Flock

We don’t provide guidance on a project-by-project basis, but the nature of our agreement, our distribution arrangements, is we funded a portion of the budget of the picture, we own the distribution rights to the project everywhere outside of the United States, because it has already been licensed to Showtime.  And we expect that the sales that we’ve already made into Canada and to Sony Pictures everywhere else in the world will provide us with a significant margin over what it cost us to co-finance the production.

Moderator

We have no further questions.  Please continue.

J. Flock

Okay.  Well, thank you all for participating in the call today.  I’d like to reiterate that we have laid the groundwork for substantial success in the entertainment industry for Peace Arch.  We’ve got a great management team in place, all of whom have been very successful in prior ventures in the entertainment industry and we’re starting to see the strength of our integrated business model.  I hope you can see that we’ve got a number of deals in the works that are going to grow our production and distribution operations.

TRILOGY CAPITAL

Host: Michael Briola

January 18, 2007/11:00 a.m. CST

Finally, I hope you’ll all continue to keep an eye on Peace Arch and follow our progress in the coming months.  We’ve got a lot of exciting developments in the works.  Thank you very much for listening.

Moderator

Ladies and gentlemen, this conference will be available for replay after 3:30 today through February 15th at midnight.  You may access the AT&T Executive Playback Service at any time by dialing 800-475-6701 and entering access code 860450.  International participants may dial 320-365-3844.  That does conclude our conference for today.  You may disconnect.